

November 27, 2018

Robert S. Snead
Interim Chief Financial Officer
Owens & Minor, Inc.
9120 Lockwood Boulevard
Mechanicsville, VA 23116

> **Re: Owens & Minor, Inc.**
> **Form 10-K for the Year Ended December 31, 2017**
> **Filed February 23, 2018**
> **File No. 001-09810**

Dear Mr. Snead:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations
Financial Highlights
Use of Non-GAAP Measures, page 18

1. We note your computations of non-GAAP measures Adjusted Operating Earnings, Adjusted Net Income and Adjusted EPS exclude acquisition related intangible assets amortization. Please tell us how you determined the adjustments to exclude the amortization of certain acquired intangible assets do not substitute individually-tailored income or expense recognition methods for those of GAAP. Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joanna Lam at 202-551-3476 or Raj Rajan at 202-551-3388 with any questions.

Sincerely,

Division of Corporation Finance
Office of Beverages, Apparel and Mining